UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

                                                  Commission File Number 1-15607


                      JOHN HANCOCK FINANCIAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)

                               John Hancock Place
                           Boston, Massachusetts 02117
                                 (617) 572-6000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $0.01 per share
          Series A Junior Participating Preferred Stock Purchase Rights
                    5.625% Senior Notes due December 1, 2008
                              Deferred Stock Units

            (Title of each class of securities covered by this Form)


   Guarantees Relating to Market Value Adjustment Interests Under John Hancock
          Variable Life Insurance Company's Deferred Annuity Contracts
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [X]               Rule 12h-3(b)(1)(i)  [X]
          Rule 12g-4(a)(1)(ii)  [ ]               Rule 12h-3(b)(1)(ii) [ ]
          Rule 12g-4(a)(2)(i)   [ ]               Rule 12h-3(b)(2)(i)  [ ]
          Rule 12g-4(a)(2)(ii)  [ ]               Rule 12h-3(b)(2)(ii) [ ]
                                                        Rule 15d-6

Approximate number of holders of record as of the certification or notice date:
                                 Common Stock: 1
        Series A Junior Participating Preferred Stock Purchase Rights: 0
                  5.625% Senior Notes due December 1, 2008: 98
                             Deferred Stock Units: 0

         Pursuant to the requirements of the Securities Exchange Act of 1934 John Hancock Financial Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: June 30, 2004              By:     /s/ Thomas E. Moloney
                                         ---------------------------------------
                                 Name:   Thomas E. Moloney
                                 Title:  Senior Executive Vice President and CFO